SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Management’s Discussion and Analysis
In this MD&A, we, us and our mean Bell Canada, its subsidiaries and joint ventures.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the third quarter of 2005 when reading this MD&A. We also encourage you to read Bell Canada’s MD&A for the year ended December 31, 2004 dated March 2, 2005 (Bell Canada 2004 MD&A).

You will find more information about us, including Bell Canada’s annual information form for the year ended December 31, 2004 (Bell Canada 2004 AIF), the Bell Canada 2004 MD&A and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

 About Forward-Looking Statements
 A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future.

Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

 Non-GAAP Financial Measures
 This section describes the non-GAAP financial measures we used in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

 EBITDA
 We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on our operations, performance and financial condition for the three months (Q3) and nine months (YTD) ended September  30, 2005 and 2004.

About Forward-Looking Statements

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     Unless otherwise mentioned in this MD&A, the outlooks provided in the Bell Canada 2004 MD&A dated March 2, 2005 remain unchanged.
     This MD&A contains forward-looking statements about our objectives, strategies, financial condition, results of operations, cash flows and businesses. These statements are “forward-looking” because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. It is important to know that:

  forward-looking statements in this MD&A describe our expectations at November 1, 2005 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Risks that could cause our actual results to materially differ from our current expectations are discussed throughout this MD&A and, in particular, in Risks That Could Affect Our Business.

Non-GAAP Financial Measures

EBITDA

The term EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The table below is a reconciliation of EBITDA to operating income on a consolidated basis.

			YTD	YTD
	Q3 2005	Q3 2004	2005	2004

EBITDA	1,804	1,856	5,458	5,432
Amortization expense	(756)	(734)	(2,234)	(2,199)
Net benefit plans cost	(110)	(55)	(323)	(173)
Restructuring and other items	(30)	(1,080)	(30)	(1,096)

Operating income	908	(13)	2,871	1,964

2    Bell Canada 2005 Quarterly Report

Free Cash Flow We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

Operating Income Before Restructuring and Other Items

The term operating income before restructuring and other items does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The table below is a reconciliation of operating income to operating income before restructuring and other items on a consolidated basis.

				YTD	YTD
		Q3 2005	Q3 2004	2005	2004

	Operating income	908	(13)	2,871	1,964
	Restructuring and other items	30	1,080	30	1,096

	Operating income before restructuring and other items	938	1,067	2,901	3,060

Net Earnings Before Restructuring and Other Items and Net Gains on Investments

The term net earnings before restructuring and other items and net gains on investments does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use net earnings before restructuring and other items and net gains on investments, among other measures, to assess the operating performance of our ongoing business without the effects of after-tax restructuring and other items and net gains on investments.
     We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The table below is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items and net gains on investments on a consolidated basis.

			YTD	YTD
	Q3 2005	Q3 2004	2005	2004

Net earnings applicable to common shares	488	(53)	1,596	1,062
Restructuring and other items	20	724	20	709
Net gains on investments	–	(108)	–	(108)

Net earnings before restructuring and other items and net gains on investments	508	563	1,616	1,663

Free Cash Flow

The term free cash flow does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The table below is a reconciliation of free cash flow to cash from operating activities on a consolidated basis.

			YTD	YTD
	Q3 2005	Q3 2004	2005	2004

Cash from operating activities	1,551	1,756	3,878	4,040
Capital expenditures	(873)	(736)	(2,386)	(2,041)
Total dividends paid	(468)	(445)	(1,343)	(1,385)
Other investing activities	4	1	4	(7)

Free cash flow	214	576	153	607

3    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis
About Our Business

A detailed description of our products and services and our objectives and strategy is provided in the Bell Canada 2004 MD&A.

Strategic Priorities

Our strategy is to deliver unrivalled integrated communication services to customers and to take a leadership position in setting the standard in Internet Protocol (IP). During the quarter, we made significant progress on each of our three key strategic priorities.

1) Enhancing customer experience while targeting lower costs (our Galileo program)

In our Consumer segment:

  At the end of Q3 2005, 58.8% of the total households in our Ontario and Québec footprint subscribed to two or more products (a combination of local wireline, Internet, video, and long distance services) and 21.1% of total households subscribed to three or more products.

  To date, nearly 1.4 million customers in Ontario and Québec are enjoying the benefits of a single bill for their wireline, Internet, and video services, representing a 45% increase since Q2 2005.

  In early August, we began migrating existing One Bill customers to a new two-page format with electronic bill (eBill) capability and in mid-October we began the second phase of this process by adding new customers to the single bill platform. Simplification of the billing process not only improves the customer experience, but also lowers costs due to the issuance of fewer invoices.

  We finalized development of our new Bell.ca website and initiated testing in anticipation of a full-scale launch in Q4 2005. The new website enhances the customer experience through an improved search engine, self-serve options and shopping simplification.

In our Business segment:

  We continued making progress on moving our core traffic to a pervasive national IP multi-protocol label-switching (IP-MPLS) network. At the end of Q3 2005, we achieved our year-end objective to have 75% of the migratable traffic on our core network IP-based.

  As part of our shift to IP, we continued the process of rationalizing legacy data services. At the end of Q3 2005, we had discontinued 23 legacy data services. Since we began this initiative in 2004, we have stopped selling 42 legacy data services.

  The trend towards IP continued with 20 new large enterprise customers implementing IP Virtual Private Networks (IPVPN) this quarter, including the Canadian Imperial bank of Commerce (CIBC) and Megatrade Communications Services Corp. (Megatrade). This brought the total number of Enterprise customers implementing IPVPN networks as of the end of Q3 2005 to 131.

  At the end of Q3 2005, we had enrolled 433 enterprise customers on ‘Service Promise’, which is our commitment to provide customers with a clearly defined and consistent level of service in the delivery of connectivity services.

Overall, our various Galileo initiatives led to cost reductions this quarter of $111 million, bringing total savings for the first nine months of 2005 to $353 million. This keeps us on track to achieve our target run-rate savings of $500-$600 million for 2005 as certain initiatives such as our new One Bill and Bell.ca website roll-outs gain further traction during Q4.
     We also launched a significant procurement review effort that targets the company's approximate $8.5 billion external operating and capital expenditures. Its objective is to drive down the cost base through price improvements, consumption controls, supply-chain redesigns, and inventory controls as well as a review of the overall real estate spend.
     From March to July 2005, we engaged the services of the equivalent of over 1,000 additional field force technicians, including contractors, temporary workers, Bell technicians and a substantial amount of overtime help in order to maintain customer service during the Entourage Technology Solutions (Entourage) labour disruption. During August and September of 2005 we maintained our investment in additional workers to recover from the strike, which comprised the returning Entourage workforce, Bell Canada technicians on overtime and supplementary contractors. Our investment in service recovery allowed us to substantially clear the backlog of orders from the four-month strike in six weeks, while simultaneously coping with our large seasonal demand. We have also taken several actions to address any damage to our relationship with our customers during this time including building a faster escalation process to ensure that customers' issues are dealt with more promptly.

2) Deliver abundant bandwidth to enable next-generation services

We continued our fibre-to-the-node (FTTN) rollout by deploying another 499 neighbourhood nodes, raising the total

4    Bell Canada 2005 Quarterly Report

number of nodes served to 1,854. Our objective is to deploy 2,000 nodes by the end of 2005.
     On August 2, 2005, we announced the purchase of the residential assets of Cable VDN Inc. (Cable VDN), a Montréal-based cable company selling residential analog and digital TV and high-speed Internet services. This acquisition enhances our capability to deliver a package of services, including video, Internet, wireless and voice telephony, more quickly and cost effectively to multiple-dwelling units (MDUs).
     In Q3 2005, we implemented an increase in broadband access speed for both our Ultra high-speed users to 5 megabits per second (Mbps) from 4 Mbps for Sympatico customers and to 6 Mbps from 4 Mbps for small and medium-sized businesses (SMB) customers.
     We recently launched Canada’s first Evolution, Data Optimized (EVDO) wireless data network in Toronto and Montréal. This provides us with new opportunities in both business and consumer markets to grow next-generation services, encompassing data-rich content such as e-mail, video messaging, gaming, video conferencing, telematics and streaming entertainment. EVDO will enable average wireless data speeds of 400-500 kilobits per second (Kbps) with peaks of 2.4 Mbps compared with throughput speeds of up to 144 Kbps delivered over our existing single carrier radio transmission technology (1xRTT) network.

3) Create next-generation services to drive future growth

Our Consumer segment:

  Introduced an enhanced Voice over Internet Protocol (VoIP) product, the new Bell Digital Voice, in the Greater Toronto Area on September 8, 2005 and in Montréal on October 25, 2005. The new service, which is the first of its kind in Canada, uses existing phone lines to provide customers with advanced Internet-based calling features and the reliability of Bell Canada’s phone network.

  Ended Q3 2005 with approximately 70,000 subscribers on its ‘10-4’ push-to-talk service, which included a significant number of non-business consumers.

  Began an exclusive partnership with Loblaw Cos. Ltd. to distribute Bell Mobility and Solo Mobile products through its retail outlets. As part of the agreement, Loblaws will distribute Bell Mobility’s prepaid wireless service under the President’s ChoiceTM private label brand.

  Introduced a mobile television application called MOBI TV in mid-August. The service allows customers with provisioned handsets to access a variety of video channels on a mobile basis.

  Introduced MSN’s instant messaging service (MSN Messenger) as an available feature for our wireless customers. The new service enables Bell Mobility customers to use MSN Messenger to transmit text messages to other mobile phones or PCs on their contact list in real-time over the Internet.

  Launched ‘kidsmania’, a new educational online service from Sympatico for children aged 3 to 12. A first of its kind in Canada, kidsmania offers more than 50 interactive games and activities that feature many of today’s most popular children’s characters.

  Made two of the most technologically advanced set-top box (STB) models on the market today commercially available to Bell ExpressVu customers. The 9200 model has the largest hard drive of any STB on the market today, allowing users to watch and record programming on two different television sets and to receive off-air high-definition (HD) channels. The 4100 model is one of the most compact receivers in its category and offers customers access to Dolby Digital audio, advanced iTV services and on-screen caller ID.

Our SMB unit:

  Announced the launch of Business IP Voice, a new service designed to provide innovative Internet-based technology solutions that deliver business advantages often only available to large corporations such as providing a dedicated, reservation-free conferencing tool and forwarding a voice mail message as an attachment to an e-mail account.

  Opened a new innovation centre to develop IP-based technology and applications for SMB customers and governmental bodies.

Our Enterprise unit:

  Has sold 208,000 IP-enabled lines on customer premises equipment (CPE) to date, representing a 96% increase over the past twelve months.

  Announced the acquisition of The Createch Group, a Québec-based professional services firm specializing in business process optimization and information technology (IT) integration, to enable us to consolidate our existing suite of wireless data solutions and to expand our Enterprise wireless data portfolio.

5    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis

  Purchased a majority shareholder position in end2end Software Corp., a developer of work flow solutions for the capital markets sector with a particular focus on applications that automate certain aspects of the equity trading process such as electronic trade routing for institutional investors, thereby enhancing our Institutional Trade Management Solution (ITMS).

Other Corporate Developments

George Cope, formerly President and Chief Executive Officer of TELUS Mobility, was appointed as President and Chief Operating Officer of Bell Canada. He will be responsible for Bell Canada’s Residential Services unit, which includes the wire-line, Internet and video businesses, but not the wireless business, as well as for Bell Canada’s Enterprise, SMB and wholesale units. Mr. Cope will begin working for Bell Canada in January 2006. In addition, we announced the appointment of Stephen Wetmore as Group President, Corporate Performance and National Markets for Bell Canada. In this new broader capacity, Mr. Wetmore will have overall responsibility for improving Bell Canada’s cost structure.
     On September 16, 2005, we announced an alliance with Rogers Communications Inc. (Rogers) to jointly build and manage a nationwide wireless broadband network through a joint venture, which holds approximately 98 MHz of wireless broadband spectrum in the 2.5 GHz frequency range across much of Canada. The development and commercialization of services, as well as sales, marketing and end-user customer care and billing functions will be provided directly by Bell  Canada and Rogers to their respective customers. The services will allow subscribers to have wireless access to the Internet and use a host of voice, video streaming and data applications from wherever the service is available. The network footprint is expected to reach more than two-thirds of Canadians in less than three years, covering over 40 cities and approximately 50 unserved rural and remote communities. Separately, in conjunction with this transaction, we reached an agreement to acquire the remaining 50 per cent of NR Communications not already owned by Bell Canada.

Quarterly Financial Information

The table below shows selected consolidated financial data for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

		2005				2004		2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating revenues	4,326	4,258	4,209	4,303	4,206	4,172	4,106	4,246
EBITDA	1,804	1,839	1,815	1,679	1,856	1,821	1,755	1,731
Amortization expense	(756)	(746)	(732)	(763)	(734)	(733)	(732)	(742)
Net benefit plans cost	(110)	(107)	(106)	(62)	(55)	(58)	(60)	(46)
Restructuring and other items	(30)	(5)	5	(123)	(1,080)	(13)	(3)	(13)

Operating income	908	981	982	731	(13)	1,017	960	930
Earnings from continuing operations	502	593	542	407	(37)	584	564	626
Discontinued operations	–	–	–	–	–	–	–	(53)
Extraordinary gain	–	–	–	69	–	–	–	–
Net earnings (loss)	502	593	542	476	(37)	584	564	679
Net earnings applicable to common shares	488	580	528	465	(53)	567	548	670

Included in net earnings:
Net gains on investments
Continuing operations	–	–	–	71	108	–	–	92
Discontinued operations	–	–	–	–	–	–	–	48
Restructuring and other items	(20)	(3)	3	(61)	(724)	16	(1)	(9)

6    Bell Canada 2005 Quarterly Report

Financial Results Analysis
 This section provides detailed information and analysis about our performance in Q3 2005 and YTD 2005 compared with Q3 2004 and YTD 2004.
It focuses on our consolidated operating results and provides financial information for each of our operating segments.

Financial Results Analysis Consolidated Analysis
	Q3 2005	Q3 2004	% CHANGE		YTD 2005	YTD 2004	% CHANGE

Operating revenues	4,326	4,206	2.9%		12,793	12,484	2.5%
Operating expenses	(2,522)	(2,350)	(7.3%	)	(7,335)	(7,052)	(4.0%	)

EBITDA	1,804	1,856	(2.8%	)	5,458	5,432	0.5%
Amortization expense	(756)	(734)	(3.0%	)	(2,234)	(2,199)	(1.6%	)
Net benefit plans cost	(110)	(55)	(100.0%	)	(323)	(173)	(86.7%	)
Restructuring and other items	(30)	(1,080)	97.2%		(30)	(1,096)	97.3%

Operating income (loss)	908	(13)	n.m.		2,871	1,964	46.2%
Other income	15	114	(86.8%	)	39	163	(76.1%	)
Interest expense	(207)	(215)	3.7%		(619)	(651)	4.9%

Pre-tax earnings (loss)	716	(114)	n.m.		2,291	1,476	55.2%
Income taxes	(198)	75	n.m.		(605)	(366)	(65.3%	)
Non-controlling interest	(16)	2	n.m.		(49)	1	n.m.

Net earnings (loss)	502	(37)	n.m.		1,637	1,111	47.3%
Dividends on preferred shares	(14)	(16)	12.5%		(41)	(49)	16.3%

Net earnings (loss) applicable to common shares	488	(53)	n.m.		1,596	1,062	50.3%

n.m.: not meaningful

Operating revenues

Our revenues increased by 2.9% in the third quarter to $4,326 million and by 2.5% to $12,793 million year-to-date, reflecting improved revenue performance across all of our segments. Growth was fuelled primarily by the Business segment where continued strength in wireless, driven by competitively attractive devices and price plans, organic growth of Information and Communications Technology (ICT or value-added services (VAS)) solutions and the contribution from recent acquisitions in further developing our Virtual Chief Information Officer (VCIO) strategy, delivered improved top-line results. Our Consumer segment also contributed to the year-over-year improvements with strong wireless, video and high-speed Internet subscriber growth driving revenue growth, while Aliant segment revenues were supported by the continued solid performance of its wireless and Internet businesses and recovery from its 2004 labour disruption that negatively affected results in Q2 and Q3 of last year. Revenue growth was moderated by the continued decline in our legacy voice and data business, as competitive pressures and the ongoing transformation of our business towards growth services (comprised mainly of wireless, video and data-related products such as high-speed Internet) further eroded local and access services and long distance revenues this year.

Operating income

Operating income was $908 million and $2,871 million for the third quarter and first nine months of 2005, respectively, compared to a loss of $13 million and income of $1,964 million for the same periods in 2004, which included the recognition of restructuring charges in the amount of $985 million related to last year’s employee departure program. Operating income before restructuring and other items decreased by 12.1%, or $129 million, to $938 million this quarter and by 5.2%, or $159 million, to $2,901 million

7    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis

year-to-date. Despite higher revenues, cost savings from Galileo and recovery from Aliant’s 2004 labour disruption, this decline was due mainly to higher operating expenses resulting from service recovery efforts following settlement of the Entourage labour dispute in July, an expected increase in the cost of acquiring a substantially higher number of wireless subscribers and continued margin pressure from the ongoing transformation of our product mix towards growth services. The impact from the Canadian Radio-television and Telecommunications Commission’s (CRTC) decision with respect to Competitor Digital Network Services (CDN) and higher net benefit plans cost and amortization expense also contributed to the decrease.
     Our various cost-reduction and process improvement initiatives generated $111 million in savings this quarter, bringing total Galileo-related cost savings for the first nine months of 2005 to $353 million. These savings resulted mainly from:

  the employee departures that took place in Q4 2004

  reduced procurement costs resulting in cost of acquisition (COA) savings the elimination of network elements and standardization of core operating processes.

EBITDA

Our EBITDA this quarter was $1,804 million, representing a 2.8% decline over last year, due primarily to operating expense pressures from residual service issues following resolution of the Entourage labour dispute, higher expected wireless acquisition costs and continued erosion of high-margin legacy voice and data services, as well as to the impact from the CRTC’s decision with respect to CDN. This was offset partly by higher video, wireless and data revenues across all segments. Year-to-date, our EBITDA was $5,458 million or 0.5% higher than the previous year resulting mainly from EBITDA improvement in our Business and Aliant segments offset by the weaker EBITDA performance of our Consumer and Other Bell Canada segments.
     Our EBITDA margin was 41.7% in the third quarter and 42.7% year-to-date, reflecting declines of 2.4 and 0.8 percentage points compared with last year. Although we are targeting a stable EBITDA margin in 2005, we may not achieve this objective due primarily to the accelerated erosion of our legacy voice and data businesses and the timing of Galileo cost savings that will ramp up further in 2006.
     Wireless EBITDA this quarter increased by 8.7% on wireless revenue growth of 10.2%, despite the higher cost of acquiring 27% more gross subscribers compared with the third quarter of 2004. Primarily as a result of the incremental cost of subscriber acquisition, wireless EBITDA margin for Q3 2005 was 44.0% or 1.4 percentage points lower than the same period last year. On a year-to-date basis, wireless EBITDA improved 9.1%, which reflected wireless revenue growth of 10.1%. This increase was offset partly by the costs of acquiring 25% more customers this year, as well as by higher bad debt expense and customer service-related costs during the first half of the year, which resulted in a 0.6 percentage-point decline in EBITDA margin to 42.7%.
     Wireless COA increased 13.4% to $432 per gross activation in the third quarter of 2005 from $381 per gross activation for the same three-month period in 2004. Higher COA was driven by an increase in hardware subsidies incurred to acquire higher average revenue per user (ARPU) and long-term contract customers, as well as by an increase in promotions and advertising costs due to the competitive environment. Conversely, on a year-to-date basis, COA decreased 2.4% to $405 per gross activation in 2005 from $415 per gross activation for the comparable period last year. In this case, the improvement was attributable mainly to higher gross activations, offset partly by greater hardware subsidization and marketing spend.
     Video EBITDA increased both on a quarterly and year-to-date basis to $12 million and $22 million, respectively, compared with negative $16 million and negative $15 million for the same periods in 2004, despite higher costs incurred to acquire 61% and 49% more gross activations and to handle increased call volumes at our contact centres. The year-over-year improvements reflected an increased number of net activations on our new rental program, double-digit revenue growth driven by a higher average number of subscribers in combination with higher ARPU, and continued focus on cost containment.
     The COA for video services in both the third quarter and first nine months of 2005 decreased by 34% to $360 and $388 per gross activation, respectively, from $548 and $586 per gross activation in the same periods last year. The significant improvements can be attributed primarily to the capitalization of STB and installation costs associated with our new rental program, more favourable STB pricing due to the negotiation of a new

8    Bell Canada 2005 Quarterly Report

supply contract and the increased purchasing power of a stronger Canadian dollar, offset partially by a higher number of customers taking additional STBs and promotional offers.

Amortization expense

Amortization expense of $756 million in Q3 2005 and $2,234 million on a year-to-date basis in 2005 represent increases of 3.0% and 1.6%, respectively, compared to the same periods last year. This was a result of an increase in our capital asset base from capital spending that continues to be higher than asset retirements.

Net benefit plans cost

The net benefit plans cost of $110 million in Q3 2005 and $323 million on a year-to-date basis in 2005 represents increases of 100% and 87%, respectively, compared to the same periods last year. The increases resulted mainly from:

  a reduction in the discount rate from 6.5% to 6.2%, which resulted in an increase in the accrued benefit obligation of our pension plans a reduction in plan asset base due to the amortization of investment losses experienced in 2001 and 2002 fully amortizing in 2004 the savings relating to the transitional asset that arose upon the adoption of new accounting rules in 1987 an increase in the pension obligations from the early retirement program implemented in 2004.

Restructuring and other items

We recorded restructuring and other items of $30 million in Q3 2005 and $30 million on a year-to-date basis in 2005, which consisted mainly of:

  charges of $21 million in Q3 2005 and $23 million on a year-to-date basis in 2005 related to new restructuring initiatives for the involuntary departure of approximately 300 employees charges of $9 million in Q3 2005 and $31 million on a year-to-date basis in 2005 related to relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from the 2004 employee departure program.

The year-to-date charges were partly offset by a $25 million credit in Q1 2005 for the reversal of restructuring provisions that were no longer necessary, since the actual payments made to employees were lower than estimated.
     We recorded restructuring and other items of $1,080 million in Q3 2004 and $1,096 million on a year-to-date basis in 2004, which consisted of:

  a restructuring charge of approximately $985 million in Q3 2004 relating to the employee departure program at Bell Canada other costs of $95 million in Q3 2004 mostly for future lease costs for facilities that were no longer needed, asset write-downs and other provisions a $110 million provision recorded in Q2 2004 for cost overruns on a contract with the Government of Alberta partly offset by:

  $75 million recorded in Q2 2004 relating to an agreement reached between BCE Inc. and MTS to settle lawsuits

  $23 million recognized in Q2 2004 for the reversal of restructuring provisions that were no longer necessary, since the actual payments made to employees were lower than estimated.

Net earnings

Net earnings applicable to common shares for Q3 2005 were $488 million, significantly higher than a net loss of $53 million, for the same period last year. Included in the third quarter earnings this year was a net charge of $20 million for restructuring and other items, compared to a net charge of $616 million from restructuring and other items and net gains on investments in Q3 2004. Net earnings before restructuring and other items and net gains on investments of $508 million were down $55 million over last year.
     The decline in Q3 2005 can be attributed to lower EBITDA and higher pension and amortization expense, partly offset by net income tax savings, including the impact from the loss monetization program between Bell Canada and Bell Canada International Inc. (BCI) (see Related Party Transactions).
     On a year-to-date basis, net earnings applicable to common shares were $1,596 million, 50% higher than net earnings of $1,062 million for the same period last year. Included in year-to-date earnings this year was a net charge of $20 million from restructuring and other items and net gains on investments,

9    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis

compared with a net charge of $601 million for the same period last year. Net earnings before restructuring and other items and net gains on investments of $1,616 million were down $47 million over last year.
     On a year-to-date basis, the decline in net earnings before restructuring and other items and net gains on investments is attributed to the increase in pension and amortization expense, partly offset by a higher EBITDA and tax savings from the loss monetization program between Bell Canada and BCI.

Segmented Analysis

	Q3 2005	Q3 2004	% CHANGE		YTD 2005	YTD 2004	% CHANGE

Operating revenues
Consumer	1,929	1,908	1.1%		5,675	5,591	1.5%
Business	1,516	1,440	5.3%		4,493	4,316	4.1%
Aliant	520	497	4.6%		1,562	1,527	2.3%
Other Bell Canada	500	486	2.9%		1,464	1,428	2.5%
Inter-segment eliminations	(139)	(125)	(11.2%	)	(401)	(378)	(6.1%	)

Total operating revenues	4,326	4,206	2.9%		12,793	12,484	2.5%

Operating income
Consumer	479	569	(15.8%	)	1,557	1,655	(5.9%	)
Business	213	245	(13.1%	)	674	713	(5.5%	)
Aliant	105	71	47.9%		291	245	18.8%
Other Bell Canada	111	(898)	n.m.		349	(649)	n.m.

Total operating income	908	(13)	n.m.		2,871	1,964	46.2%

n.m.: not meaningful

Consumer revenues

Consumer revenues increased by 1.1% in the third quarter of 2005 and by 1.5% for the first nine months of 2005 to $1,929 million and $5,675 million, respectively. Video, data, wireless, and terminal sales and other revenues contributed 2.0%, 1.1%, 1.0%, and 0.6%, respectively, to overall consumer revenue growth in Q3 2005, offset partly by a negative contribution of 2.4% from long distance and 1.2% from local and access services. In the first nine months of the year, wireless, video, data and terminal sales and other revenues contributed 1.5%, 1.4%, 1.2%, and 0.3% to the overall growth, offset partly by a negative contribution from long distance and local and access services of 1.0% and 1.9%, respectively. Both the quarterly and year-to-date results for 2005 were driven by the continued expansion of our wireless, video and high-speed Internet subscriber bases and an increase in video ARPU, offset partly by lower long distance revenues due to ongoing price competition, as well as a decline in local and access revenues brought about by an acceleration in NAS losses and continued wireless long distance prepaid and VoIP substitution. Although overall consumer revenue growth slowed somewhat compared with previous quarters, this result was anticipated given increased competition from cable telephony offerings and other alternative VoIP providers, which adversely affected long distance and local and access service revenues.

Wireless

Consumer wireless revenues increased year-over-year both this quarter and year-to-date, mainly as a result of a higher average number of customers compared with last year and price increases for certain services and features. Although subscriber momentum continued during the third quarter of 2005, fuelled by attractive new handsets, applications such as our ‘10-4’ service and seasonal “back-to-school” promotions, overall revenue growth was dampened by a higher proportion of customers choosing prepaid service or postpaid monthly rate plans that included up to six months of free unlimited local airtime. In addition, on a year-to-date basis, revenue growth was impacted negatively by the billing and retention credits issued in Q1 2005 to compensate customers

10    Bell Canada 2005 Quarterly Report

for billing errors and delays that occurred following implementation of our new billing platform last year. The issuance of customer credits returned to normal levels in Q2 2005.
     (For further information about our wireless business, please see Wireless within our Product Line Analysis.)

Video

Our video revenues grew by 17.8% this quarter to $251 million from $213 million last year, as a result of a higher average number of subscribers and higher ARPU. Similarly, on a year-to-date basis, our video revenues grew by 12.2% to $708 million.
     We had a strong Q3 with the addition of 82,000 new net video customers, a 148% increase compared with the 33,000 net activations achieved in the third quarter of 2004. These additions contributed to a 14.9% year-over-year increase in our video customer base to 1,677,000. The strong improvement in net activations this quarter and year-to-date was driven by the positive impact of our STB rental program and included the addition of 12,500 subscribers from the acquisition of Cable VDN.
     Our ARPU this quarter increased to $51 per month from $48 per month in Q3 2004 as a result of a price increase implemented in March 2005 and up-selling initiatives, offset partially by bundle and retention discounts. On a year-to-date basis, ARPU increased by $1 to $49 per month as the March price increase and a shift in the product mix towards higher priced programming packages were partially offset by lower pay-per-view revenues and bundle discounts. On October 1, 2005, we implemented a $2 increase on our basic packages for all new customers.
     Our video churn rate improved by 0.1 percentage points, year-over-year, to 1.0% this quarter and 0.9% year-to-date, compared with 2004, reflecting the continued success of our multi-product household strategy and the requirement that, as of August 1, 2004, all new video customers have contracts.
     Signal piracy continues to be a major issue facing all segments of the Canadian broadcasting industry. During this quarter, we completed the deployment of a new conditional access system commenced in 2004 (our card swap program). All new customers since August 2004 have been supplied with the new system and, over the past year, we have been replacing old smart cards for all remaining customers. As of July, 2005, customers can only receive direct-to-home (DTH) video and audio services over the new conditional access system. In addition to the card swap, we continued our ongoing efforts against television signal theft, including sophisticated set-top-box tracking systems and specific point-of-sale practices such as obtaining customer photo identification and credit card information, aggressive measures to investigate and initiate legal action against persons engaged in the manufacture, sale and distribution of signal theft technology, and enforcement of policies with authorized retailers to combat piracy including a zero tolerance policy for activities related to signal theft.

Data

Consumer data revenues grew this quarter and year-to-date, fuelled by growth of 24% in our high-speed Internet subscriber base and an increase in revenues from our Sympatico.MSN.ca web portal and Bell Sympatico value-added services. Our Sympatico.MSN.ca portal revenues increased by 58% over the third quarter of 2004. The portal currently averages 16.3 million unique visitors per month, or 85% of online Canadians.
     Consumer high-speed Internet net additions were stronger this quarter and year-to-date compared with last year. This was driven by the introduction of our Basic Lite service in the Ontario market, as well as by footprint expansion, focused selling efforts and improved retention strategies. The introduction of lower priced high-speed services, such as Basic Lite, that are geared towards the very price sensitive segments of the

11    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis

market has expanded the overall high-speed market, stimulating high-speed service growth and accelerating the rate of erosion of dial-up Internet service. In Q3 2005, 58% of Internet gross activations subscribed to high-speed products.
     At the beginning of Q4 2005, we launched kidsmania, a subscription-based service that offers more than 50 interactive and educational games and activities for children.
     (For further information about our data business, please see Data within our Product Line Analysis.)

Wireline

Local and access revenues, which represents the largest proportion of our Consumer segment revenues, declined this quarter and year-to-date compared with the same periods last year, due mainly to NAS declines which resulted in lower NAS and related SmartTouch feature revenues, offset partly by an increase in wireline maintenance plans. NAS decreased both this quarter and year-to-date as a result of losses to competitive local exchange carriers (CLECs), cable telephony offerings, VoIP providers, continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines, and customers substituting wireline with wireless telephone service. The rate of year-over-year NAS losses increased this quarter as a competitor expanded the footprint of its low-priced cable telephony offering in Québec, while several other cable operators launched new telephony offerings in certain Ontario and Québec markets.
     Long distance revenues were lower both this quarter and year-to-date compared with the same periods last year, mainly reflecting lower average revenue per minute (ARPM). Lower ARPM reflected competition from non-traditional long distance providers, the impact of our $5 Long Distance Bundle and a lower volume of higher priced overseas minutes. Overall minute volumes in 2005 were slightly lower than last year as usage gains stemming from our bundle product were more than offset by losses to non-traditional long distance providers.
     (For further information about our wireline business, please see Local and access and Long distance within our Product Line Analysis.)

Consumer operating income

Our Consumer segment reported operating income of $479 million this quarter, down 15.8% compared with the third quarter of 2004. This decrease was due primarily to a higher rate of decline in our high-margin residential NAS wireline customer base, higher expected acquisition costs from stronger wireless subscriber growth, higher marketing costs related to an increased level of advertising, higher contact centre costs driven by increased customer call volume and handle time, as well as to higher amortization expense and increased net benefit plans cost. This was partially offset by higher revenues and savings associated with our Galileo cost-reduction initiatives. For the first nine months of the year, despite revenue growth of 1.5%, operating income decreased by 5.9%, year-over-year, to $1,557 million as a result of higher wireless bad debt expense in Q1 2005 and the expense pressures discussed previously.

Business revenues

Business segment revenues for the three and nine months ended September 30, 2005 were $1,516 million and $4,493 million, respectively, representing increases of 5.3% and 4.1% compared with the same periods one year earlier. Our SMB and Enterprise units contributed 2.8% and 1.7%, respectively, of the total growth in business revenues for Q3 2005, while our other business units (comprised of Bell West and Group Telecom) contributed 0.8%. On a year-to-date basis, our SMB and Enterprise units accounted for the entire improvement, contributing 2.7% and 1.4%, respectively. For both the quarter and year-to-date, the increases in data and wireless revenues from our Enterprise and SMB units were partially offset by declines in long distance and local and access revenues, due to

12    Bell Canada 2005 Quarterly Report

further erosion of our legacy wireline business as competitive pressures intensified and as our customers continued migrating their voice and data traffic to IP-based systems. The results for 2005 include the positive contribution to revenues from the acquisition of Group Telecom in November 2004.

Enterprise

Revenues for our Enterprise unit were positively impacted this quarter by strong wireless growth, which was fuelled by customers subscribing to higher-priced plans and greater long distance and roaming usage, and by higher data revenues, which included proceeds from the sale of customer contracts related to legacy point-of-sales systems. Data revenue growth was more organic in Q3 2005 as we have now realized the full benefit of the Infostream Technologies Inc. and Elix Inc. acquisitions made in Q2 2004. In addition, lower long distance and local and access revenues, stemming from the ongoing erosion of legacy voice and data services and the re-price of some existing wireline business in response to competition within the large enterprise market segment, negatively impacted revenue growth this year.
     On a year-to-date basis in 2005, data delivered strong year-over-year improvement, even when excluding the impact of acquisitions, due to solid growth of our IP-based connectivity and ICT (or VAS) revenues. ICT revenues have grown by 40% this year, compared with the first nine months of last year, mostly as a result of acquisitions, organic growth, and customer outsourcing.
     During the quarter, we continued to broaden our ICT solutions portfolio through acquisitions of The Createch Group, a Québec-based professional services firm specializing in business process optimization and IT integration, and a majority interest in end2end Software Corp., a developer of work flow solutions for the capital markets sector.
     We signed a number of new contracts during the quarter that span over a two to five-year period, including deals with:

  Aéroports de Montréal to provide a fully integrated end-to-end communications services solution consisting of standard telecom services, IP telephony, WiFi coverage and digital signage

  Megatrade for standard telecom applications, hosting services and implementation of an IP-VPN network

  CIBC to provide and manage DSL and IP-VPN services for its remote automated bank machine (ABM) network.

SMB

The SMB unit delivered its best quarter since the launch of its VCIO strategy in 2003, contributing significantly to the solid financial performance of our Business segment. Revenues generated from SMB customers increased this quarter and on a year-to-date basis as increases in data, wireless and terminal sales and other revenues more than compensated for the decreases in long distance and local and access revenues. Despite a highly competitive market environment, data revenue growth was driven by the continued strong traction of our VCIO strategy and cross-selling opportunities with companies acquired in the last year (including Nexxlink Technologies Inc. and CSB Systems, which are a part of Bell Business Solutions Inc.), which resulted in higher terminal equipment and VAS sales. The growth in data revenues in Q3 2005 was tempered somewhat by a reduction in the number of new DSL high-speed Internet access service connections, due mainly to service issues associated with the Entourage labour dispute. Long distance revenues decreased, due mainly to the combined impact of lower volumes and competitive pricing pressures, and a weakening pay-phone business that is directly attributable to wireless and Internet substitution. Similarly, local and access revenues were also lower due to pressure from our declining pay-phone business, NAS losses to alternative telephony providers, and lower wireline access installation fees resulting from reduced order activity.

Bell West

Bell West continued to grow its Enterprise and SMB customer bases leading to increases in local and access and long distance revenues both this quarter and on a year-to-date basis. However, data revenues decreased, reflecting lower construction revenue in 2005 compared with last year from a contract to build a next-generation network for the Government of Alberta (GOA) (Alberta SuperNet). At the end of Q3 2005, we completed construction of the Alberta SuperNet and currently are awaiting completion of service acceptance by the GOA. Continued strong fibre and customer premise equipment (CPE) sales, particularly from wholesale customers, contributed to higher terminal sales and other revenue for both the third quarter and first nine months of 2005.

13    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis
Group Telecom

In November 2004, we acquired the Canadian operations of 360networks Corporation, including GT Group Telecom Inc., (collectively 360networks) as well as certain U.S. network assets. This acquisition increased our customer base and gave us an extensive fibre network across major cities in Western Canada. The Business segment now reflects the retail portion of this acquisition, operating in Western Canada as the Group Telecom unit within Bell Canada.

Business operating income

Business segment operating income for the third quarter and first nine months of 2005 decreased by 13.1% and 5.5%, respectively, to $213 million and $674 million, due mainly to higher net benefits plans cost and amortization expense, as well as to margin pressure from the loss of higher-margin legacy voice and data business brought to the competition and the continuing shift of voice and data traffic to lower-margin IP-based growth services. These negative impacts were partially offset by a year-over-year increase in revenues.
     In the Enterprise unit, operating income decreased for the quarter and year-to-date, reflecting margin pressure from the shift in product mix towards IP services, higher operating expenses related to sales activity that should lead to further migration of customer connections to IP in future quarters, as well as by higher amortization expense and net benefit plans cost. These declines were somewhat offset by solid revenue gains and steady progress on various Galileo-related cost reduction initiatives.
     Our SMB unit had lower operating income year-to-date, compared with the same period in 2004, due to higher amortization expense, higher net benefit plans cost and higher operating expenses stemming from the recent business acquisitions of Nexxlink and CSB, offset partially by strong revenue performance. However, for the quarter, due to more focused cost management, particularly with respect to non-cost of goods sold related expenses, operating income improved year-over-year.
     Bell West recorded lower operating income in the third quarter and first nine months of 2005, due primarily to lower data revenues from construction revenues for the Alberta SuperNet and higher amortization expense. We also recorded a $110 million provision in the second quarter of 2004 for cost overruns on the GOA contract, which was recorded under the caption Restructuring and other items in the Other Bell Canada segment.

Aliant revenues

Aliant segment revenues were $520 million in the third quarter and $1,562 million year-to-date, reflecting increases of $23 million, or 4.6%, and $35 million, or 2.3%, respectively, compared with the same periods last year. Continued strong growth in wireless and Internet services, as well as a recovery from the 2004 labour disruption offset declines in other areas due to impacts of competition, wireless and Internet substitution, and regulatory restrictions.
     Aliant’s wireless revenue increased in the third quarter and year-to-date, compared with the same periods last year, driven by a 10.9% year-over-year increase in Aliant’s wireless customer base and higher ARPU. Subscriber results included a 25% increase in digital customers, reflecting Aliant’s strong market position that is supported by a comprehensive dealer network, broad product selection, attractive pricing offers and extensive service area coverage. In addition, ARPU increased in the quarter, reflecting the impacts of a higher percentage of customers subscribing to digital service and an increase in average minutes of use.
     Data revenues increased in the third quarter, but declined on a year-to-date basis, as higher Internet revenues were more than offset by other data revenue declines from the continued rationalization of circuit networks by customers and competitive pricing pressures. The CRTC’s CDN decision also had a negative impact on data revenues. The negative impact from the CDN decision amounted to $1 million in the quarter and $6 million year-to-date. The growth in Internet revenues was attributable to year-over-year subscriber growth of 6.9%,

14    Bell Canada 2005 Quarterly Report

reflecting a 40% growth in Aliant’s high-speed Internet customer base. The expansion of the subscriber base reflected expansion of high-speed Internet service into new areas, the migration of dial-up customers to higher-speed products, successful marketing programs and an emphasis on bundling Internet service with other products. The impact of Aliant’s aggressive introductory offers that began late last year and ended in the first quarter of 2005, combined with a larger number of customers benefiting from discounts received with value packages, resulted in lower ARPU.
     Intense competition in the long distance market, substitution of long distance calling with Internet and wireless options by customers, and the use of contact centre management tools (such as integrated voice response systems) that reduce the duration of calls resulted in lower long distance revenues in the third quarter and first nine months of 2005, compared with the same periods last year.
     Local and access revenues in the third quarter and year-to-date decreased over the same periods in 2004. This reflected a 1.6% decline in the NAS customer base since Q3 2004, which occurred due to losses to the competition and technology substitution. In addition, the CRTC’s regulatory restrictions continue to place pressure on Aliant’s local and access revenue with respect to bundling and packaging of local services with other non-regulated services, and limitations imposed with respect to customer win-back promotions. Moreover, enhanced service features revenue also declined as a higher number of customers received bundling discounts.
     Terminal sales and other revenues increased for the third quarter and year-to-date, due mainly to higher product sales reflecting Aliant’s recovery from its 2004 labour disruption.

Aliant operating income

Aliant’s operating income was $105 million in the third quarter and $291 million year-to-date, reflecting an increase of $34 million, or 47.9%, and $46 million, or 18.8%, respectively, compared with the same periods last year. The full impact of growth and recovery from the 2004 labour disruption was partially offset by the impact of the CDN decision and an increase in pension and other post-employment benefits costs. Operating expense increases required to drive revenue growth were contained by sound expense management and reflected the cost savings from Aliant’s 2004 voluntary early retirement program.

Other Bell Canada revenues

Other Bell Canada segment revenues of $500 million for the quarter and $1,464 million for the first nine months of 2005, reflected increases of $14 million, or 2.9%, and $36 million, or 2.5%, respectively, compared with the same periods last year. These improvements were due mainly to higher revenues at our wholesale unit, resulting from the acquisition of the wholesale portion of 360networks in the fourth quarter of last year, fibre and access capacity sales in Q3 2005, the early termination of a cross-border facilities contract in Q2 2005 and a favourable ruling by the CRTC with respect to subsidies for serving high cost areas at Télébec Limited Partnership (Télébec) in Q1 2005. This was partly offset by the impact of the CDN decision, which reduced revenues by $15 million in Q3 2005 and $41 million year-to-date, and by continued pressure on long distance and data revenues due to competitive pricing and customers migrating services onto their own network facilities.

Other Bell Canada operating income

Operating income for the Other Bell Canada segment was $111 million this quarter, up from a loss of $898 million in Q3 2004, while on a year-to-date basis operating income was $349 million compared with a loss of $649 million in the same period last year. The year-over-year increases resulted mainly from restructuring and other items recorded in Q3 2004 related mostly to the employee departure program, various Galileo-related cost saving initiatives and an improvement in year-to-date bad debt expense. These impacts were partially offset by incremental salaries and higher cost of goods sold associated with the wholesale operations of 360networks acquired in Q4 2004, the impact of the CDN decision and higher costs associated with a larger volume of termination minutes stemming from a greater southbound U.S. traffic.

15    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis
Product Line Analysis
	Q3 2005	Q3 2004	% CHANGE		YTD 2005	YTD 2004	% CHANGE

Revenues
Local and access	1,367	1,395	(2.0%	)	4,103	4,175	(1.7%	)
Long distance	510	589	(13.4%	)	1,566	1,767	(11.4%	)
Wireless	801	727	10.2%		2,285	2,076	10.1%
Data	1,001	915	9.4%		2,918	2,677	9.0%
Video	251	213	17.8%		708	631	12.2%
Terminal sales and other	396	367	7.9%		1,213	1,158	4.7%

Total Bell Canada	4,326	4,206	2.9%		12,793	12,484	2.5%

Local and access

Local and access revenues of $1,367 million for the quarter and $4,103 million year-to-date decreased by 2.0% and 1.7%, respectively, compared with the same periods in 2004, mainly as a result of lower NAS and lower SmartTouch feature revenues, partly offset by gains from wireline insurance and maintenance plans.
     NAS in service declined by 322,000 or 2.5% since the third quarter of 2004, as a result of losses to CLECs, cable operators offering local telephone service, and VoIP providers, as well as continued pressure from growth in high-speed Internet access that reduces the need for second telephone lines and wireline to wireless substitution. This year-over-year decrease reflected a higher level of NAS losses than previous quarters, as a major cable operator expanded the footprint of its low-priced cable telephony offering in certain of our Québec markets and other competitors launched new cable telephony offerings in certain Ontario and Québec markets.

Long distance

Long distance revenues were $510 million for the quarter and $1,566 million for the first nine months of 2005, reflecting year-over-year decreases of 13.4% and 11.4%, respectively, compared with the same periods in 2004. Lower long distance revenues affected all Bell Canada segments, particularly our Consumer and Business segments. Overall minute volumes increased slightly both this quarter and year-to-date by 1.1% and 1.7%, respectively, to 4,484 million and 13,739 million conversation minutes, compared with the same periods in 2004. However, ARPM decreased by $0.015 in both the third quarter and first nine months in 2005 to reach $0.105 and $0.104, respectively, reflecting competitive pricing pressures in our consumer, business and wholesale markets, the impact of our $5 Long Distance Bundle (which we stopped offering at the beginning of Q3 2005), and a higher volume of minutes from international prepaid calling cards.

16    Bell Canada 2005 Quarterly Report

Wireless
	Q3 2005	Q3 2004	% CHANGE		YTD 2005	YTD 2004	% CHANGE

ARPU ($ / month)	51	50	2.0%		49	49	–
Postpaid	63	63	–		60	61	(1.6%	)
Prepaid	14	12	16.7%		13	12	8.3%
Cellular & PCA Gross
Activations (k)	358	281	27.4%		1,016	811	25.3%
Postpaid	243	213	14.1%		717	622	15.3%
Prepaid	115	68	69.1%		299	189	58.2%
Churn (average per month)	1.5%	1.2%	(0.3	) pts	1.6%	1.3%	(0.3	) pts
Postpaid	1.5%	1.0%	(0.5	) pts	1.5%	1.1%	(0.4	) pts
Prepaid	1.6%	1.9%	0.3	) pts	1.8%	1.9%	0.1	) pts
Cellular & PCS Net
Activations (k) (1)	123	109	12.8%		306	296	3.4%
Postpaid (1)	50	95	(47.4%	)	162	242	(33.1%	)
Prepaid	73	14	n.m.		144	54	n.m.
Cellular & PCS
Subscribers (k)	5,231	4,708	11.1%		5,231	4,708	11.1%
Postpaid	3,886	3,595	8.1%		3,886	3,595	8.1%
Prepaid	1,345	1,113	20.8%		1,345	1,113	20.8%

(1)	In Q1 2005, we cancelled 45,000 non-paying postpaid customer accounts due to some residual issues stemming from our 2004 billing system migration.
n.m.: not meaningful

Gross wireless activations increased by 27% this quarter to 358,000, up from 281,000 for the same period last year. Postpaid gross activations accounted for 68%, or 243,000, of the total number of gross activations this quarter, representing a 14.1% increase compared with Q3 2004, while prepaid gross activations improved by 69% to make up the other 115,000 gross activations. Postpaid growth was fuelled by the launch of several new handsets, innovative applications such as our ‘10-4’ service, competitive rate-plan promotions, as well as our increased presence in western Canada. The significantly higher number of prepaid gross activations was driven mainly by the successful launch of Solo Mobile and the contribution of subscribers from Virgin Mobile. These results were achieved despite aggressive wireless offers in the market from our competitors that featured zero-dollar handsets and the longer-than-expected extension of certain seasonal promotions. Similarly, on a year-to-date basis, we had 1,016,000 gross activations, representing a 25.3% increase over the same period last year, comprising 717,000 postpaid gross activations and 299,000 prepaid gross activations.
     Our postpaid churn rate increased to 1.5% both this quarter and year-to-date from 1.0% and 1.1% in the same respective periods in 2004. The year-over-year increases reflected a stricter policy with respect to the application of customer credits and discounts and to the granting of hardware upgrades, as well as some residual impacts from our billing system migration that caused dissatisfaction among certain of our customers who deferred service deactivation until expiry of their contracts. Prepaid churn decreased to 1.6% and 1.8% for the third quarter and first nine months of 2005, respectively, from 1.9% for

17    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis

the same periods last year, due primarily to the success of our retention initiatives with respect to inactive customers, which included a new tiered prepaid pricing structure introduced last February designed to stimulate usage by charging customers $0.30 per minute for the first two minutes with the remainder of the call at $0.05 per minute. Overall, our blended churn rate increased to 1.5% this year quarter and 1.6% year-to-date, compared with 1.2% and 1.3%, respectively, for same periods in 2004.
     As a result of strong year-over-year growth in gross activations, the number of net additions also increased despite higher overall customer churn. Net additions of 123,000 in Q3 2005 represented a 12.8% increase over the same quarter last year. This improvement was driven by a more than fourfold increase in prepaid net additions to 73,000, offset partly by lower postpaid net additions, which decreased by 47% to 50,000 due to higher churn. On a year-to-date basis, our 306,000 net additions were 3.4% higher than the same period last year, despite higher deactivations and the cancellation of 45,000 non-paying customer accounts in Q1 2005 related to our billing system migration. On a year-to-date basis, 53% of net additions were on postpaid rate plans. Accordingly, our total cellular and PCS subscriber base expanded by 11.1% to reach 5,231,000 as at September 30, 2005 of which 74% were on postpaid rate plans.
     Wireless service revenues grew 10.2% this quarter and 10.1% year-to-date to $801 million and $2,285 million, respectively, compared with the same periods last year. In each case, the year-over-year improvement was driven by subscriber growth of 11.1% and solid ARPU results.
     Blended ARPU progressively improved each month of the third quarter, reaching $51 per month compared with $50 in Q3 2004. Despite a higher number of new prepaid activations, this improvement was achieved primarily as a result of price increases for certain services and features (including 911, 411, outbound text messaging, out-of-bundle minutes, reinstatement of connection fees on low-end consumer rate plans and introduction of hardware upgrade fees), a higher penetration of value-added services, increased data usage, and the continued strong wireless performance of our Business segment whose customers typically subscribe to higher-priced plans and utilize more long distance, roaming and data services. On a year-to-date basis, blended ARPU remained stable at $49 per month.
     Although our postpaid ARPU for the third quarter remained stable versus last year, at $63 per month, it increased on a sequential basis by $2. Year-over-year, higher value-added service and data revenues, fuelled by the growing popularity of text messaging and mobile Internet browser usage, were offset by lower out-of-bundle airtime usage, resulting from the popularity of certain price plans with an unlimited local use feature. The sequential increase in postpaid ARPU in Q3 2005 was driven by the success of some new higher-priced plans targeted at heavy users and BlackberryTM customers, continued traction of our ‘10-4’ service, and the price increases that we implemented at the beginning of the quarter. On a year-to-date basis, postpaid ARPU declined by $1 to $60 per month, compared with the first nine months of 2004. The decrease can be attributed mainly to both the higher take-up rate of lower-priced plans and the application of customer billing and retention credits in Q1 2005.
     Prepaid ARPU increased to $14 per month this quarter and to $13 per month year-to-date, compared with $12 per month for the same periods last year. The improvement for Q3 2005 can be explained by the addition of higher-than-average ARPU subscribers from Solo and Virgin Mobile and higher overall usage brought about by a change in our prepaid pricing structure during Q1 2005. Year-to-date, higher prepaid ARPU for 2005 was also due to changes in the recognition of deferred revenues in Q2 2005 related to unused prepaid minutes expiring.

Data

18    Bell Canada 2005 Quarterly Report

Our data revenues increased by 9.4% this quarter and by 9.0% on a year-to-date basis to $1,001 million and $2,918 million, respectively, compared with the same periods last year. In the third quarter, we continued to benefit from growth in our high-speed Internet customer base and our ICT (or VAS) and VCIO strategies in our Enterprise and SMB business units. Data revenues also were impacted favourably by the sales of certain customer contracts and fibre and access capacity in our Enterprise and wholesale units. The year-to-date improvement was driven primarily by growth in high-speed Internet, ICT (or VAS) and IP-based services, as well as to business acquisitions completed over the last twelve months. In addition, the year-to-date results also reflected a one-time benefit from the early termination of a cross-border facilities contract in Q2 2005. For 2005, the year-over-year increases in both the quarter and year-to-date were partially offset by lower construction revenues from the GOA contract, a decline in legacy data revenues, price competition and the CDN decision which adversely affected revenues by $16 million in Q3 and $47 million year-to-date.
     The number of high-speed Internet subscribers increased by 106,000 this quarter and by 326,000 on a year-to-date basis, with a total subscriber count of 2,134,000. Stronger high-speed Internet net additions both this quarter and year-to-date were driven by the introduction of our Basic Lite service in the Ontario market, as well as by footprint expansion, focused selling efforts, and improved retention strategies. The introduction of lower-priced, high-speed services that are geared towards the price sensitive segments of the market (such as our Basic Lite service) has expanded the overall high-speed market, stimulating high-speed service growth and accelerating the rate of erosion of dial-up Internet services. Our high-speed Internet access footprint in Ontario and Québec reached 85% of homes and business lines passed at the end of the third quarter, compared with 81% at the same time last year.
     Total dial-up customers decreased to 621,000 at the end of the quarter from 775,000 at the end of Q3 2004, as dial-up customers migrated to higher-speed Internet services.

Video

See discussion under Consumer Segment.

Terminal sales and other

Terminal sales and other revenues were $397 million this quarter, or 8.2% higher than Q3 2004, and $1,214 million year-to-date, or 4.8% higher than the same period last year. In each case, the increase was due mainly to the favourable impact from several acquisitions (including those of Group Telecom and Entourage), growth in hardware sales primarily at Aliant and recovery from the Aliant labour disruption in 2004. This was offset partially by the impact of consumer promotions on wireless handset revenues despite an increase in the volume of devices sold. On a year-to-date basis, the increase was also due to higher equipment sales to business customers.

Other Items

Other income

Other income of $15 million in Q3 2005 represents a decrease of $99 million over Q3 2004. The difference mainly resulted from a net gain on investment in Q3 2004 of $108 million on the sale of Bell Canada’s remaining 3.4% interest in YPG General Partner Inc. (YPG). This was partly offset by an increase in foreign exchange gains.
     On a year-to-date basis, other income decreased by $124 million to $39 million, which was further impacted by lower income from cost and equity investments and lower interest income partly offset by lower foreign exchange losses. The lower income from cost and equity investments stemmed mainly from the sale of our 15.96% interest in MTS in 2004.

Interest expense

Interest expense of $207 million in Q3 2005 and $619 million on a year-to-date basis in 2005 represents declines of 3.7% and 4.9%, respectively, compared to the same periods last year. This was mainly from lower average interest rates from the refinancing of debt at lower rates.

19    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis

Financial and Capital Management
 This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

Income taxes

Income taxes of $198 million in Q3 2005 reflected a significant increase compared to an income tax credit of $75 million for the same period last year. On a year-to-date basis, income taxes increased by $239 million to $605 million compared to the first nine months of 2004. The increases were primarily from:

  higher pre-tax earnings

  tax savings realized in Q3 2004 on the $108 million of gain on the sale of YPG due to the availability of capital loss carryforwards, partly offset by $45 million of restructuring charges that were not tax-affected partly offset by:

  $38 million of increased savings resulting from the tax loss monetization programs (see Related Party Transactions).

Non-controlling interest

Non-controlling interest of $16 million in Q3 2005 represents an $18 million decline, compared to the same period last year, which is mainly due to higher net earnings at Aliant and a lower net loss at Bell ExpressVu.
     Non-controlling interest of $49 million on a year-to-date basis in 2005 represents a $50 million decline over the same period last year. It was reduced in 2004 by the $110 million provision on the contract with the Government of Alberta recorded in Q2 2004, as MTS owned a 40% interest in Bell West until August 2004.

Financial and Capital Management
Capital Structure
	Q3 2005	Q4 2004

Debt due within one year	1,365	1,352
Long-term debt	10,171	9,166
Less: Cash and cash equivalents	(298)	(32)

Total net debt	11,238	10,486
Non-controlling interest	1,125	1,229
Total shareholders’ equity	10,067	9,670

Total capitalization	22,430	21,385

Net debt to capitalization	50.1%	49.0%

Our net debt to capitalization ratio was 50.1% at the end of Q3 2005, compared to 49.0% at the end of 2004. This resulted from higher net debt, partly offset by an increase in total shareholders’ equity.
     Net debt increased by $752 million to $11,238 million in the first nine months of 2005. The increase is attributed to $450 million of obligations under capital leases relating to the renewal of a number of lease financing arrangements and $305 million in cash invested in business acquisitions and other investments.
     Total shareholders’ equity increased $397 million to $10,067 million in the first nine months of 2005. This represents net earnings after the dividends we declared on common and preferred shares in the first nine months of 2005.

Cash Flows The table below is a summary of the flow of cash in to and out of Bell Canada.
			YTD	YTD
	Q3 2005	Q3 2004	2005	2004

Cash flows from operating activities	1,551	1,756	3,878	4,040
Capital expenditures	(873)	(736)	(2,386)	(2,041)
Other investing activities	4	1	4	(7)
Cash dividends paid on common shares	(423)	(401)	(1,201)	(1,252)
Cash dividends paid on preferred shares	(14)	(15)	(43)	(45)
Cash dividends paid by subsidiaries to non-controlling interest	(31)	(29)	(99)	(88)

Free cash flow	214	576	153	607
Business acquisitions	(55)	(646)	(172)	(804)
Business dispositions	–	2	–	2
Increase in investments	(11)	(2)	(133)	(2)
Decrease in investments	–	123	–	128
Decrease in advances made to an affiliated company under common control	–	–	–	450
Net issuance (repayment) of debt instruments	15	39	523	(151)
Issue of equity securities by subsidiaries to non-controlling interest	1	–	1	8
Financing activities of subsidiaries with third parties	(22)	(4)	(60)	(25)
Other financing activities	(13)	(11)	(46)	(112)

Net increase in cash and cash equivalents	129	77	266	101

20    Bell Canada 2005 Quarterly Report

Cash from operating activities

Cash from operating activities decreased 11.7%, or $205 million, to $1,551 million in Q3 2005, compared to Q3 2004. This was mainly a result of:

  a decrease in receipts from securitization of accounts receivable of $145 million a $75 million settlement payment from MTS in Q3 2004

partly offset by:

  a decrease in taxes paid of $90 million resulting from a refund received in Q3 2005.

Cash from operating activities decreased 4.0%, or $162 million, to $3,878 million in the first nine months of 2005. Year-to-date cash from operating activities was further impacted by:

  an increase of $106 million in payments relating to the employee departure programs at Bell Canada and Aliant an increase of $83 million in pension and other benefit plan payments, due mainly to Aliant’s voluntary contribution of $60 million in Q1 2005 a net increase in income taxes paid of $104 million, primarily related to the final instalment for 2004 paid in Q1 2005 which were substantially offset by:

  an improvement in cash earnings coming from higher EBITDA

  an improvement in accounts receivable collections, partly due to 2004 being impacted negatively by the implementation of a new wireless billing platform.

Free cash flow

Our free cash flow this quarter was $214 million, down from free cash flow of $576 million in the third quarter of last year. The decrease is due mainly to:

  a decrease of $205 million in cash from operating activities, as described above an increase in capital expenditures of $137 million

  an increase in dividends paid of $23 million.

Year-to-date free cash flow of $153 million, down from free cash flow of $607 million for the same period last year, was mainly due to:

  a decrease of $162 million in cash from operating activities, as described above an increase in capital expenditures of $345 million

partially offset by:

  a decrease in dividends paid of $42 million.

Capital expenditures

Capital expenditures were $873 million in Q3 2005, or 20.2% of revenues. This was 18.6% higher than the capital expenditures of $736 million, or 17.5% of revenues, in Q3 2004. On a year-to-date basis, capital expenditures were $2,386 million in the first nine months of 2005, or 18.7% of revenues. This was 16.9% higher than the capital expenditures of $2,041 million, or 16.3% of revenues, in the same period last year. The increases reflect the strategic investments in the Consumer segment, which include the FTTN expansion, the initial deployment of EVDO in certain of our markets, information technology (IT) efficiency projects to deliver cost savings, growth-related spending to support higher customer demand, as well as a return to more normal spending levels at Aliant after its labour disruption in 2004.

Business acquisitions

We invested $55 million in business acquisitions in Q3 2005 and $172 million in the first nine months of 2005. This consisted mainly of Bell Canada’s acquisition of Nexxlink in the first half of the year, for $68 million and a number of other businesses.
     We invested $646 million in business acquisitions in Q3 2004 and $804 million in the first nine months of 2004. This consisted of our purchase of:

  MTS’ 40% interest in Bell West in Q3 2004 for $646 million to give Bell Canada 100% ownership of Bell West a 100% interest in Infostream Technologies Inc.

  100% of the assets required to carry on the business of Charon Systems Inc.

  a 100% interest in Accutel Conferencing Systems Inc. (Canada) and certain branches of Accutel Conferencing Systems (U.S.)

  a 75.8% interest in Elix Inc.

Increase in investments

On a year-to-date basis, cash flows used for investments increased by $131 million to $133 million for the first nine months of 2005, compared to the same period last year. Year-to-date investment activity in 2005 reflects an investment by Bell Canada in Q1 2005 of US $100 million, for an approximate 12% interest, in Clearwire Corporation, a privately held company that offers advanced IP-based wireless broadband communications services.

21    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis
Debt instruments

We issued $15 million of debt, net of repayments, in Q3 2005, which included the issuances of $200 million in debentures, offset by repayments of $150 million in debentures, at Bell Canada.
     On a year-to-date basis in 2005, we issued $523 million of debt, net of repayments. The issuances included $900 million in debentures at Bell Canada and $150 million in medium-term notes at Aliant. The repayments included $750 million in debentures at Bell Canada.
     We issued $39 million of debt, net of repayments, in Q3 2004. The issues included a net increase of $74 million in notes payable and bank advances.
     On a year-to-date basis in 2004, we repaid $151 million of debt, net of issues. The issuances were mainly at Bell Canada, which issued $450 million in debentures, offset by repayments of $624 million in debentures and $114 million of bank debt at Bell Canada.

Credit Ratings

The table below lists our key credit ratings at November 1, 2005. On May 4, 2005, S&P(1) and DBRS(2) confirmed their ratings for Bell Canada, but revised their outlooks from stable to negative. On May 16, 2005, Moody’s(3) confirmed its ratings for Bell Canada, but revised its outlook from stable to negative.

	S&P	BELL CANADA DBRS	MOODY’S

Commercial paper	A-1 (mid)	R-1 (mid) / negative	P-2 / stable
Extendable commercial notes	A-1 (mid)	R-1 (mid) / negative	–
Long-term debt	A / negative	A (high) / negative	A3 / negative
Preferred shares	P-2 (high)	Pfd-2 (high) / negative	–

(1) Standard & Poor’s, a division of The McGraw Hill Companies, Inc.
(2) Dominion Bond Rating Services Limited
(3) Moody’s Investors Service Inc.

Related Party Transactions

BCI loss utilization transaction

On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment. The dividend rate on the preferred shares was equal to 5.1%, which was essentially the same as the interest rate on the loan.
     3787915 Canada Inc. had the legal right and intention to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. As a result, these items and the related interest expense and dividend income were presented on a net basis. The tax savings of $99 million, resulting from the interest expense, were presented as a reduction of income tax expense.
     This transaction was unwound on August 18, 2005, and was part of a tax loss consolidation strategy that followed the transaction steps laid out in an advance tax ruling granted by the Canada Revenue Agency to Bell Canada and BCI. The transaction also received the approval of the Ontario Superior Court of Justice, which is supervising BCI’s voluntary plan of arrangement pursuant to which BCI is monetizing its assets and resolving outstanding claims against it, with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company.
     BCI will be compensated for the use of its losses by Bell Canada through a capital contribution of $87 million that will be made by BCE Inc. for 88% of the tax savings.

BCE loss utilization transaction

On August 1, 2005, 3787842 Canada Inc., a wholly-owned subsidiary of BCE Inc., redeemed all of the outstanding preferred shares held by Bell Canada and settled the amount owing on the redemption by assigning Bell Canada its $7 billion demand loan receivable from BCE Inc. This demand loan receivable from BCE Inc. was used to offset Bell Canada’s $7 billion demand loan payable to BCE Inc. As a result, all the principal amounts outstanding under this tax loss consolidation strategy were settled.

Bell Mobility loss utilization transaction

On September 16, 2005, as part of a tax loss consolidation savings strategy covered by an advanced tax ruling, BCE Inc. advanced $17 billion to Bell Mobility, a wholly-owned subsidiary of Bell Canada, through a subordinated interest-bearing

22    Bell Canada 2005 Quarterly Report

Risks That Could Affect Our Business
 This section describes general risks that could affect all Bell Canada.

For a more complete description of the risks that could affect our business, please see the section entitled Risks That Could Affect Our Business set out on pages 26 to 33 of the Bell Canada 2004 AIF, as updated in the section entitled Risks That Could Affect Our Business set out on pages 18 and 19 of the Bell Canada 2005 First Quarter MD&A and on pages 21 to 23 of the Bell Canada 2005 Second Quarter MD&A, as further updated in this MD&A.

Please also refer to the Bell Canada 2004 AIF for a detailed description of:

  the principal legal proceedings involving Bell Canada;

  certain regulatory initiatives and proceedings concerning the Bell Canada companies.

In addition, please see Changes to Wireline Regulation in the section entitled Risks That Could Affect Our Business at pages 18 and 19 of the Bell Canada 2005 First Quarter MD&A, at pages 22 to 23 of the Bell Canada 2005 Second Quarter MD&A and in this MD&A, for a description of recent developments, since the Bell Canada 2004 AIF, in the principal regulatory initiatives and proceedings concerning the Bell Canada companies.

demand loan. Bell Mobility used the proceeds to acquire preferred shares from 4257111 Canada Inc., a wholly-owned subsidiary of BCE Inc. 4257111 Canada Inc. used the proceeds to advance $17 billion to BCE Inc. through an interest-free demand loan, the funds being used by BCE Inc. to repay the daylight loan previously granted to make the initial demand loan.
     For 2005, the interest rate on the interest bearing loan is equal to 4.96%, which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of each year.
     Bell Mobility has the legal right and intention to offset the demand loan payable to BCE Inc. and the investment in preferred shares of 4257111 Canada Inc. As a result, these items and the related interest expense and dividend income have been presented on a net basis. The tax savings are distributed as an additional dividend and distributed back to BCE Inc. at the end of each quarter.

Liquidity

Our sources of liquidity and cash requirements remain substantially unchanged from those described in the Bell Canada 2004 MD&A.

Commitment under the deferral account

The deferral account resulted from the CRTC’s second price cap decision of May 2002, which requires us to fund initiatives such as service improvements, reduced customer rates and/or customer rebates. We estimate our commitment under the deferral account to be approximately $148 million at September 30, 2005 and anticipate that it will be reduced to approximately $130 million by December 31, 2005, primarily due to the impact of the CDN decision. We expect to clear most of this amount in 2006 by implementing the initiatives that are approved by the CRTC for this purpose.

Risks That Could Affect Our Business

A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more Bell Canada group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
     Because no one can predict whether an event will happen or what its consequences may be, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, the risks described below and elsewhere in this MD&A do not include all possible risks, and there may be other risks of which we are currently not aware.
     In the Bell Canada 2004 AIF, we provided a detailed review of the risks that could affect our financial condition, results of operations or business and that could cause actual results to differ materially from those expressed in our forward-looking statements. This detailed description of risks, as updated in the Bell Canada 2005 First Quarter MD&A and the Bell Canada 2005 Second Quarter MD&A, is further updated in this MD&A. These risks include risks associated with:

  our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects, including meeting targets for revenue, Galileo program savings, earnings per share, free cash flow and capital intensity;

  our ability to implement the significant changes in our processes, in how we approach our markets, and in how we develop and deliver products and services, required by our strategic direction;

  the intensity of competitive activity from both traditional and new competitors, Canadian or foreign, including cross-platform competition, which is increasing following the introduction of new technologies such as Voice over Internet Protocol (VoIP) which have reduced barriers to entry that existed in the industry, and its impact on our ability to retain existing, and attract new, customers, and on pricing strategies and financial results;

  general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services;

  our ability to improve productivity and contain capital intensity while maintaining quality of services;

  our ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof;

  the availability and cost of capital required to implement our business plan and fund capital and other expenditures;

  our ability to find suitable companies to acquire or to partner with;

23    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis

  the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively;

  the risk of litigation should Bell Canada stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary;

  the risk of increased pension plan contributions;

  our ability to effectively manage labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages;

  events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services;

  our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses, including customer billing, depend;

  the risk that licences on which we rely to provide services might be revoked or not renewed when they expire;

  our ability to retain major customers;

  the risk that the amount of the expected annual savings relating to Bell Canada’s 2004 employee voluntary departure program will be lower than anticipated due to various factors including the incurrence of outsourcing, replacement and other costs; and

  health concerns about radio frequency emissions.

Updates to the Description of Risks

The following are updates to the description of risks contained in the section entitled Risks That Could Affect Our Business set out on pages 26 to 33 of the Bell Canada 2004 AIF as updated at pages 17 to 19 in the Bell Canada 2005 First Quarter MD&A and at pages 20 to 23 of the Bell Canada 2005 Second Quarter MD&A. For ease of reference, the updates to the description of risks below have been presented under the same headings and in the same order contained in the section entitled Risks That Could Affect Our Business set out in the Bell Canada 2004 AIF.

Changes to Wireline Regulation

Competitor Digital Network Service

As indicated in the Bell Canada 2004 AIF, the CRTC released Decision 2005-6 on February 3, 2005 concerning Competitor Digital Network (CDN) services. On May 10, 2005, the CRTC directed competitors to identify their CDN–eligible demand to the incumbent telephone companies by June 27, 2005 and for the incumbent telephone companies to file updates to their deferral account by July 25, 2005 to take into account the impact of Decision 2005-6. On July 25, 2005, Bell Canada provided an update to the March 29, 2005 draw-down estimates but advised the CRTC that, due to the amount of time needed to complete the assessment of the CDN–eligible demand information provided by competitors, Bell Canada would not be in a position to provide a final estimate of the deferral account draw-down amounts before September 23, 2005. In a letter dated September 1, 2005, the CRTC postponed the due date for the filing of updated estimates until certain outstanding issues related to CDN services currently before the CRTC are resolved. The CRTC also stated that it will provide direction to the incumbent telephone companies regarding the deadline to provide the updated deferral account estimates when it releases its decision regarding the issues being examined in Public Notice 2004-1: Review and disposition of deferral accounts for the second price cap period, which is expected before the end of the year.

Application Seeking Consistent Regulation and Regulatory Framework for VoIP

Pursuant to the CRTC Decision 2005-28 released on May 12, 2005, Bell Canada filed VoIP tariffs for the following services with the CRTC. Bell Canada offers an access-independent VoIP service for the small business market called Business IP Voice (access-independent service customers can use any high-speed internet access service to connect with the Bell service), and an access-dependent consumer service called Bell Digital Voice (access-dependent service customers must use Bell’s wireline access service), in selected areas. Both of these services have received interim approval by the CRTC. Furthermore, on October 20, 2005, the CRTC provided interim approval of an application by Bell Canada to price Bell Digital Voice at different rates in the province of Québec than in Ontario.

24    Bell Canada 2005 Quarterly Report

Wireless Number Portability

As indicated in the Bell Canada 2004 AIF, the Government of Canada in its 2005 Budget announced that it intended to ask the CRTC to implement in Canada portability between wireless services and between wireless and wireline services. Number portability will enable customers to retain the same phone number when changing service provider within the same local serving area. On April 21, 2005, the Canadian Wireless Telecommunications Association (CWTA), of which Bell Mobility is a member, announced that the members of the CWTA agreed to implement such portability in Canada. On September 12, 2005, the CWTA released a comprehensive report, developed by independent consultant PricewaterhouseCoopers (PwC), which identified the many tasks and issues that need to be addressed. The PwC report suggests that the implementation of such portability, as defined by the Government of Canada, can be implemented on a national basis by September 2007. On September 16, 2005 the CRTC issued Telecom Public Notice CRTC 2005-14, Implementation of Wireless Number Portability, which deals with a number of preliminary regulatory issues that are required to enable portability to proceed. The Public Notice also invites comments on the PwC proposed implementation target of September 2007. Bell Canada filed its comments on October 6, 2005.

Application to Change Bundling Rates

On September 2, 2005, Bell Canada applied to the CRTC for a modification of the bundling rules applicable to customer-specific arrangements (CSAs), which are arrangements tailored to a particular customer’s needs for the purpose of customizing the offering in terms of rate structure and levels.
     At present, the CRTC requires that a CSA involving both tariffed and non-tariffed services (Mixed CSAs) be filed for approval with the CRTC before it can be provided to customers. Bell Canada’s proposal would exempt a Mixed CSA from the bundling rules and associated tariff requirements, provided that the revenues from a CSA exceed the price of the tariffed components of the CSA and provided that the CSA is not part of a practice designed to circumvent tariffs.

Bell Canada Proposals to Telecom Policy Review Panel

On April 11, 2005 the Minister of Industry announced the creation of the Telecom Policy Review Panel (Panel) to conduct a review of Canada’s telecommunications policy and regulatory framework, and make recommendations. The Government of Canada has asked the Panel to deliver a final report by the end of 2005.
     The Panel itself called for submissions on all the issues within its mandate. On August 15, 2005, Bell Canada submitted its recommendations to the Panel including a proposal for the adoption of a comprehensive “next generation” regulatory framework that relies on market forces to the maximum extent possible as a means to ensure the telecommunications industry’s continued role as a key enabler of Canada’s overall economic performance. The proposal included detailed suggestions for significant changes to the Telecommunications Act and related statutes, and for the realignment of responsibilities for the CRTC, Industry Canada and the Competition Bureau. The proposal also recommended that the Minister of Industry issue a policy direction to the CRTC which would result in significant regulatory reform.
     There can be no guarantee that the Panel will adopt any or all of Bell Canada’s proposals, and even if they were adopted, that the Minister of Industry and Parliament would implement the Panel’s recommendations. Furthermore, a number of intervenors to the Panel have opposed the regulatory reforms suggested by Bell Canada and advocated different reforms including significantly expanding the extent of wholesale regulation of Bell Canada and other incumbent telephone companies’ facilities. There is a risk that the Panel could follow those recommendations and propose that they be adopted by the Minister of Industry and Parliament.

Licences for Broadcasting

On August 2, 2005, Bell Canada acquired certain assets and the residential cable business of Cable VDN Inc. operating in Montréal. Bell Canada advised the CRTC that it was commencing operations in the Montréal service area under its Québec licence and that under this licence it was continuing the cable operations of Cable VDN Inc.

25    Bell Canada 2005 Quarterly Report

Management’s Discussion and Analysis

Licences and Changes to Wireless Regulation

As indicated in the Bell Canada 2004 AIF, companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. The final report from the National Antenna Tower Policy Review Committee was filed with Industry Canada in September 2004. Industry Canada released its report in February 2005. Among other things, the report recommends that the authority to regulate the siting of antennae and supporting structures remain exclusively with the Government of Canada. In August 2005, Industry Canada convened a meeting of the wireless carriers and broadcasters and presented a revised draft policy for comment. The wireless and broadcasting industries both have a number of concerns with the draft policy and are now working with Industry Canada to attempt to resolve these concerns. It is not possible to predict at this time if or when the final policy will be issued. If the final policy requires more municipal or public consultation in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of the Bell Canada companies.

Access to Bell Canada Loops for CLEC’s Customers Served Via Remotes

On September 2, 2005, Rogers Telecom Inc. (Rogers) submitted an application pursuant to Part VII of the CRTC Telecommunications Rules of Procedure requesting that the CRTC direct Bell Canada to make unbundled loops, which are transmission paths between the users’ premises and the central office that are provided separately from other components, available to competitors in a timely manner in certain specified areas where Rogers is present. On October 3, 2005, Bell Canada provided its response to the Rogers’ application. In Bell Canada’s response it explained the reasons why in some areas where competitors are present and the competitors' potential end customer is served via a Bell Canada remote, unbundled loops should not have to be provided unless Bell Canada is compensated by competitors for the costs it incurs on their behalf.
     The cost to equip Bell Canada’s network in order to provide unbundled loops to competitors in locations where a potential competitor’s end customer is currently served via a Bell Canada remote could be significant should the CRTC grant Rogers’ request. It is anticipated that the CRTC will institute a further process to examine this matter prior to rendering a decision.

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
     The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the Bell Canada 2004 MD&A.
     We have not had any significant changes in the accounting standards or our accounting policies other than those described in the Bell Canada 2004 MD&A.

26    Bell Canada 2005 Quarterly Report

Consolidated Statements of Operations
FOR THE PERIOD ENDED SEPTEMBER 30	THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	2005	2004	2005	2004

Operating revenues	4,326	4,206	12,793	12,484

Operating expenses	(2,522)	(2,350)	(7,335)	(7,052)
Amortization expense	(756)	(734)	(2,234)	(2,199)
Net benefit plans cost (Note 4)	(110)	(55)	(323)	(173)
Restructuring and other items (Note 5)	(30)	(1,080)	(30)	(1,096)

Total operating expenses	(3,418)	(4,219)	(9,922)	(10,520)

Operating income (loss)	908	(13)	2,871	1,964
Other income	15	114	39	163
Interest expense	(207)	(215)	(619)	(651)

Pre-tax earnings (loss)	716	(114)	2,291	1,476
Income taxes (Note 6)	(198)	75	(605)	(366)
Non-controlling interest	(16)	2	(49)	1

Net earnings (loss)	502	(37)	1,637	1,111
Dividends on preferred shares	(14)	(16)	(41)	(49)

Net earnings (loss) applicable to common shares	488	(53)	1,596	1,062

Consolidated Statements of Retained Earnings
FOR THE PERIOD ENDED SEPTEMBER 30	THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	2005	2004	2005	2004

Balance at beginning of period, as previously reported	635	629	361	306
Accounting policy change (Note 1)	–	(8)	(8)	(8)

Balance at beginning of period, as restated	635	621	353	298
Net earnings (loss)	502	(37)	1,637	1,111
Dividends declared on preferred shares	(14)	(16)	(41)	(49)
Dividends declared on common shares	(378)	(306)	(1,205)	(1,098)
Other	(2)	–	(1)	–

Balance at end of period	743	262	743	262

27    Bell Canada 2005 Quarterly Report

Consolidated Balance Sheets
	SEPTEMBER 30,	DECEMBER 31,
(in $ millions) (unaudited)	2005	2004

Assets
Current assets
Cash and cash equivalents	298	32
Accounts receivable	1,459	1,584
Other current assets	1,067	965

Total current assets	2,824	2,581
Capital assets	20,206	19,501
Other long-term assets	2,644	2,592
Indefinite-life intangible assets	855	796
Goodwill	2,315	2,174

Total assets	28,844	27,644

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,706	2,940
Interest payable	199	147
Dividends payable	390	387
Debt due within one year	1,365	1,352

Total current liabilities	4,660	4,826
Long-term debt	10,171	9,166
Other long-term liabilities	2,821	2,753

Total liabilities	17,652	16,745

Non-controlling interest	1,125	1,229

Shareholders’ equity
Preferred shares	1,100	1,100
Common shareholders’ equity
Common shares	7,689	7,689
Contributed surplus	535	528
Retained earnings	743	353

Total common shareholders’ equity	8,967	8,570

Total shareholders’ equity	10,067	9,670

Total liabilities and shareholders’ equity	28,844	27,644

28    Bell Canada 2005 Quarterly Report

Consolidated Statements of Cash Flows
FOR THE PERIOD ENDED SEPTEMBER 30	THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	2005	2004	2005	2004

Cash flows from operating activities
Net earnings (loss)	502	(37)	1,637	1,111
Adjustments to reconcile net earnings to cash flows from operating activities:
Amortization expense	756	734	2,234	2,199
Net benefit plans cost	110	55	323	173
Restructuring and other items	30	1,080	30	1,096
Net gains on investments	–	(108)	–	(112)
Future income taxes	132	(203)	273	(166)
Non-controlling interest	16	(2)	49	(1)
Contributions to employee pension plans	(26)	(21)	(141)	(68)
Other employee future benefit plan payments	(24)	(13)	(69)	(59)
Payments of restructuring and other items	(23)	(11)	(149)	(38)
Operating assets and liabilities	78	282	(309)	(95)

Cash flows from operating activities	1,551	1,756	3,878	4,040

Cash flows from investing activities
Capital expenditures	(873)	(736)	(2,386)	(2,041)
Business acquisitions	(55)	(646)	(172)	(804)
Business dispositions	–	2	–	2
Increase in investments	(11)	(2)	(133)	(2)
Decrease in investments	–	123	–	128
Decrease in advances made to an affiliated company under common control	–	–	–	450
Other investing activities	4	1	4	(7)

Cash flows used in investing activities	(935)	(1,258)	(2,687)	(2,274)

Cash flows from financing activities
Increase in notes payable and bank advances	8	74	343	243
Issue of long-term debt	200	–	1,095	449
Repayment of long-term debt	(193)	(35)	(915)	(843)
Cash dividends paid on common shares	(423)	(401)	(1,201)	(1,252)
Cash dividends paid on preferred shares	(14)	(15)	(43)	(45)
Issue of equity securities by subsidiaries to non-controlling interest	1	–	1	8
Redemption of equity securities by subsidiaries from non-controlling interest	(22)	(4)	(60)	(25)
Cash dividends paid by subsidiaries to non-controlling interest	(31)	(29)	(99)	(88)
Other financing activities	(13)	(11)	(46)	(112)

Cash flows used in financing activities	(487)	(421)	(925)	(1,665)

Net increase in cash and cash equivalents	129	77	266	101
Cash and cash equivalents at beginning of period	169	422	32	398

Cash and cash equivalents at end of period	298	499	298	499

29    Bell Canada 2005 Quarterly Report

Notes to Consolidated Financial Statements

The interim consolidated financial statements should be read in conjunction with Bell Canada’s annual consolidated financial statements for the year ended December 31, 2004, on pages 35 to 72 of Bell Canada’s 2004 financial information.

These notes are unaudited.

All amounts are in millions of Canadian dollars, except where noted.

We, us and our mean Bell Canada, its subsidiaries and joint ventures.

Note 1: Significant accounting policies

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2004, except as noted below.

Comparative figures

We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for previous periods to reflect the change in Aliant Inc.’s (Aliant) method of recognizing revenues and expenses from its directory business effective January 2005, as described below.

Change in accounting policy

Effective January 1, 2005, we defer and amortize revenues and expenses from Aliant’s directory business over the period of circulation, which is usually 12 months. Prior to January 1, 2005, we recognized revenues and expenses from Aliant’s directory business on the publication date. The impact on our consolidated statements of operations for the three months and nine months ended September 30, 2005 and the comparative periods was negligible. We did not restate the statements of operations for prior periods. At December 31, 2004, the restatement of the balance sheet resulted in:

  a decrease of $23 million in accounts receivable

  an increase of $1 million in other current assets

  a decrease of $8 million in accounts payable and accrued liabilities decrease of $6 million in non-controlling interest

  decrease of $8 million in retained earnings.

Note 2: Segmented information The table below is a summary of financial information by segment.
		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30		2005	2004	2005	2004

Operating revenues
Consumer	External	1,903	1,895	5,622	5,557
	Inter-segment	26	13	53	34

		1,929	1,908	5,675	5,591

Business	External	1,482	1,408	4,396	4,205
	Inter-segment	34	32	97	111

		1,516	1,440	4,493	4,316

Aliant	External	482	467	1,454	1,422
	Inter-segment	38	30	108	105

		520	497	1,562	1,527

Other Bell Canada	External	459	436	1,321	1,300
	Inter-segment	41	50	143	128

		500	486	1,464	1,428

Inter-segment eliminations		(139)	(125)	(401)	(378)

Total operating revenues		4,326	4,206	12,793	12,484

Operating income (loss)
Consumer		479	569	1,557	1,655
Business		213	245	674	713
Aliant		105	71	291	245
Other Bell Canada		111	(898)	349	(649)

Total operating income (loss)		908	(13)	2,871	1,964
Other income		15	114	39	163
Interest expense		(207)	(215)	(619)	(651)
Income taxes		(198)	75	(605)	(366)
Non-controlling interest		(16)	2	(49)	1

Net earnings (loss)		502	(37)	1,637	1,111

30    Bell Canada 2005 Quarterly Report

The consolidated statements of operations include the results of acquired businesses from the date they were acquired.

Note 3: Business acquisitions

During the first nine months of 2005, we made a number of business acquisitions which included 100% of the outstanding common shares of Nexxlink Technologies Inc., a provider of integrated IT solutions, and certain other providers of value-added and security services.
     The table below provides a summary of business acquisitions made during the first nine months of 2005. The purchase price allocation for all 2005 acquisitions is based on estimates. The final purchase price allocation for each business acquisition is expected to be complete within 12 months of the acquisition date.

Of the goodwill acquired:

  $102 million relates to the Business segment, $23 million relates to the Consumer segment and $17 million relates to the Other Bell Canada segment

  $43 million is deductible for tax purposes.

	Consideration received:
	Non-cash working capital	(7)
	Capital assets	32
	Other long-term assets	3
	Indefinite-life intangible assets	20
	Goodwill	142
	Long-term debt	(2)
	Other long-term liabilities	(4)

		184
	Cash and cash equivalents at acquisition	19

	Net assets acquired	203

	Consideration given(1):
	Cash	186
	Acquisition costs	5
	Non-cash	2

		203

(1)	Contingent payments of $8 million that may be paid out should certain criteria specified in the agreements be met are not included in the consideration given. If the contingencies are realized, the amounts will be allocated to goodwill.
Note 4: Employee benefit plans The table below shows the components of the net benefit plans cost.
		THREE MONTHS				NINE MONTHS
	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED SEPTEMBER 30	2005	2004	2005	2004	2005	2004	2005	2004

Current service cost	57	52	9	8	167	166	26	23
Interest cost on accrued benefit obligation	209	192	28	26	627	577	82	77
Expected return on plan assets	(224)	(227)	(3)	(2)	(674)	(681)	(8)	(7)
Amortization of past service costs	3	2	–	–	9	6	1	–
Amortization of net actuarial losses	23	6	–	–	68	17	–	–
Amortization of transitional (asset) obligation	–	(11)	8	9	(1)	(32)	26	27

Net benefit plans cost	68	14	42	41	196	53	127	120

Comprised of:
Defined benefit plans cost	63	10	42	41	182	44	127	120
Defined contribution plans cost	5	4	–	–	14	9	–	–

31    Bell Canada 2005 Quarterly Report

Notes to Consolidated Financial Statements
The table below shows the amounts we contributed to the defined benefit and defined contribution plans and the payments made to beneficiaries under other employee future benefit plans.
		THREE MONTHS				NINE MONTHS
	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED SEPTEMBER 30	2005	2004	2005	2004	2005	2004	2005	2004

Aliant	20	16	1	1	121	54	4	3
Bell Canada	6	5	23	12	20	14	65	56

Total	26	21	24	13	141	68	69	59

Comprised of:
Contributions to defined benefit plans	25	17	24	13	136	59	69	59
Contributions to defined contribution plans	1	4	–	–	5	9	–	–

Note 5: Restructuring and other items
	THREE MONTHS		NINE MONTHS
	2005	2004	2005	2004

Employee departure programs	(30)	(985)	(29)	(985)
Provision for contract loss	–	–	–	(110)
Settlement with Manitoba Telecom Services Inc.	–	–	–	75
Other charges	–	(95)	(1)	(76)

Restructuring and other items	(30)	(1,080)	(30)	(1,096)

Employee departure programs The table below provides an update on the liability relating to the employee departure programs which were implemented in 2004.
	BELL CANADA	ALIANT	CONSOLI- DATED

Balance in accounts payable and accrued liabilities at December 31, 2004	120	67	187
Less:
Cash payments	(53)	(53)	(106)
Reversal of excess provision	(25)	–	(25)

Balance in accounts payable and accrued liabilities at September 30, 2005	42	14	56

Restructuring and other items of $30 million in the third quarter of 2005 and $30 million on a year-to-date basis in 2005 consisted mainly of:

  charges of $21 million in the third quarter of 2005 and $23 million on a year-to-date basis in 2005 related to new restructuring initiatives for the involuntary departure of approximately 300 employees charges of $9 million in the third quarter of 2005 and $31 million on a year-to-date basis in 2005 related for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from the 2004 employee departure program.

These charges were partly offset by a $25 million reversal of restructuring provisions in the first quarter of 2005 that were no longer necessary since the actual payments made to employees were lower than estimated.

32    Bell Canada 2005 Quarterly Report

Note 6: Income taxes

Bell Canada International Inc. (BCI) loss utilization transaction

On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment. The dividend rate on the preferred shares was equal to 5.1%, which was essentially the same as the interest rate on the loan.
     3787915 Canada Inc. had the legal right and intention to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. As a result, these items and the related interest expense and dividend income were presented on a net basis. The tax savings of $99 million, resulting from the interest expense were presented as a reduction of income tax expense.
     This transaction was unwound on August 18, 2005, and was part of a tax loss consolidation strategy that followed the transaction steps laid out in an advance tax ruling granted by the Canada Revenue Agency to Bell Canada and BCI. The transaction also received the approval of the Ontario Superior Court of Justice, which is supervising BCI’s voluntary plan of arrangement pursuant to which BCI is monetizing its assets and resolving outstanding claims against it, with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company.
     BCI will be compensated for the use of its losses by Bell Canada through a capital contribution that will be made by BCE Inc. for 88% of the tax savings.

BCE Inc., 3787842 Canada Inc. and Bell Canada loss utilization transaction

On August 1, 2005, 3787842 Canada Inc., a wholly-owned subsidiary of BCE Inc., redeemed all of the outstanding preferred shares held by Bell Canada and settled the amount owing on the redemption by assigning Bell Canada its $7 billion demand loan receivable from BCE Inc. This demand loan receivable from BCE Inc. was used to offset Bell Canada’s $7 billion demand loan payable to BCE Inc. As a result, all the principal amounts outstanding under this tax loss consolidation strategy were settled.

BCE Inc., 4257111 Canada Inc. and Bell Mobility Inc. (Bell Mobility) loss utilization transaction

On September 16, 2005, as part of a tax loss consolidation savings strategy covered by an advanced tax ruling, BCE Inc. advanced $17 billion to Bell Mobility, a wholly-owned subsidiary of Bell Canada, through a subordinated interest-bearing demand loan basis. Bell Mobility used the proceeds to acquire for preferred shares from 4257111 Canada Inc., a wholly-owned subsidiary of BCE Inc. 4257111 Canada Inc. used the proceeds to advance $17 billion to BCE Inc. through an interest-free demand loan, the funds being used by BCE Inc. to repay the daylight loan previously granted to make the initial demand loan.
     For 2005, the interest rate on the interest bearing loan is equal to 4.96%, which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of each year.
     Bell Mobility has the legal right and intention to offset the demand loan payable to BCE Inc. and the investment in preferred shares of 4257111 Canada Inc. As a result, these items and the related interest expense and dividend income have been presented on a net basis. The tax savings are distributed as an additional dividend and distributed back to BCE Inc. at the end of each quarter.

33    Bell Canada 2005 Quarterly Report

Notes to Consolidated Financial Statements
Note 7: Stock-based compensation plans Restricted share units (RSUs) The table below is a summary of the status of our portion of BCE Inc.’s RSU plans.
NUMBER
OF RSUs

Outstanding, January 1, 2005	1,506,528
Granted	383,939
Dividends credited	55,566
Expired/forfeited	(79,472)

Outstanding, September 30, 2005	1,866,561

For the three months and nine months ended September 30, 2005, we recorded compensation expense for RSUs of $14 million and $21 million, respectively. For the three months and nine months ended September 30, 2004, we recorded compensation expense for RSUs of $5 million and $13 million, respectively.

BCE Inc. stock options

The table below is a summary of the status of our portion of BCE Inc.’s stock option programs.

		WEIGHTED
		AVERAGE
	NUMBER	EXERCISE
	OF SHARES	PRICE

Outstanding, January 1, 2005	18,657,530	$32
Granted	659,600	$29
Exercised	(886,047)	$22
Expired/forfeited	(803,893)	$34
Transfers in/out	(433,553)	$30

Outstanding, September 30, 2005	17,193,637	$32

Exercisable, September 30, 2005	9,854,649	35

Assumptions used in stock option pricing model The table below shows the assumptions used to determine stock-based compensation expense using the Black-Scholes option pricing model.
	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2005	2004	2005	2004

Compensation expense ($ millions)	3	4	9	12
Number of stock options granted	60,600	139,700	659,600	4,078,700
Weighted average fair value per option granted ($)	2	3	3	3
Weighted average assumptions
Dividend yield	4.3%	4.3%	4.5%	4.0%
Expected volatility	16%	26%	22%	27%
Risk-free interest rate	3.4%	3.7%	3.4%	3.1%
Expected life (years)	3.7	3.5	3.5	3.5

34    Bell Canada 2005 Quarterly Report

This document has been filed
by Bell Canada with Canadian
securities commissions and the
U.S. Securities and Exchange
Commission. It can be
found on BCE Inc.’s website
at www.bce.ca, on SEDAR
at www.sedar.com and on EDGAR
at www.sec.gov or is available
upon request from:

Mailing address
Bell Canada
Corporate Communications
1000, rue de La Gauchetière O.
Bureau 3700
Montréal (Québec)
H3B 4Y7

e-mail address
forum@bell.ca

Investor Relations
tel: 1 800 339-6353
fax: (514) 786-3970
For additional copies of these
statements, please call
1 888 932-6666.

Pour obtenir un exemplaire
de la version française de ce document,
composez le 1 888 932-6666.

PRINTED IN CANADA
 05-11 BC-3E

Certification of Interim Filings
during Transition Period

I, Michael J. Sabia, Chief Executive Officer of Bell Canada, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bell Canada (the issuer) for the interim period ending September 30, 2005;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: November 2, 2005	By:	(signed) Michael J. Sabia
Michael J. Sabia Chief Executive Officer Bell Canada

Certification of Interim Filings
during Transition Period

I, Siim A. Vanaselja, Chief Financial Officer of Bell Canada, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bell Canada (the issuer) for the interim period ending September 30, 2005;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: November 2, 2005	By:	(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer Bell Canada

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer
Date: November 2, 2005